UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

118 Piccadilly

Mayfair, London W1J 7NW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX to Streamline Operations to focus on Asset Management and Custody Businesses

•	EQONEX will streamline to focus on Asset Management and Custody
•	EQONEX to proactively exit the crowded crypto exchange space, closing its crypto Exchange on August 22, 2022
•	Exchange clients will have sufficient time to manage and close their trading positions and withdraw their assets off the exchange
•	The Exchange closure will materially reduce the Company's cost structure and position the Company for sustainable growth.

Singapore – August 15, 2022: EQONEX Limited (NASDAQ: EQOS) ("EQONEX" or the "Company"), a digital assets financial services company, today announced that it is taking decisive action to streamline its operations and focus resources primarily on the businesses that offer the most potential for revenue growth and long-term financial sustainability: Asset Management and Custody. The Company will proactively exit the crowded crypto exchange space by closing the Exchange.

EQONEX Chairman Chi-Won Yoon recently outlined the Company’s strategic priorities and intention to focus its resources on businesses where it has significant competitive strengths and can leverage its traditional finance expertise and experience. The decision by the EQONEX Board of Directors to accelerate its strategic plan and close the Exchange is in alignment with this strategic framework.

Closing the Exchange will improve the Company’s financial position by materially reducing the high-cost structure associated with operating the Exchange, and free up resources to drive growth in the segments where it has significant competitive strengths.

The Exchange was launched during a period of rapid growth and competition within the crypto industry, and the market is now comprised of close to 300 spot exchanges, many of which share comparable features. Intense market competition and low margins, combined with the significant technological load required to ensure optimal performance has made running a profitable exchange increasingly challenging, especially in the current environment where crypto exchange volumes have fallen.

EQONEX’s Asset Management business encompasses Investment Products and Bletchley Park, a fund of crypto hedge funds. The Investment Products business recently received approval from Germany’s Federal Financial Supervisory Authority (BaFin) for the issuance of an exchange-traded products, which resulted in the launch of the EQONEX Bitcoin Exchange-Traded Note (ETN) on the Deutsche Börse XETRA Exchange in July 2022.

In addition, EQONEX will be launching a Structured Products business in the near future that will offer professional investors and institutions exposure to bespoke crypto investments. The Company also recently announced several high-caliber, senior appointments to the Asset Management team to drive growth in Asia and Europe.

Digivault, the group’s digital asset custody business, is in the unique position of being one of only a few digital asset custody providers to be registered with the Financial Conduct Authority in the United Kingdom. Digivault is a provider of choice for law enforcement agencies and recently became the first custody partner of poundtoken.io, the first British-Isles regulated and 100% backed GBP stablecoin.

The Company’s focus on regulation and governance has also been a driving feature since its inception, and it plans to continue its efforts to secure regulatory licenses for its on-going businesses with the Monetary Authority of Singapore and the Gibraltar Financial Services Commission.

EQONEX CEO Jonathan Farnell said, “We are focused on opportunities that will drive revenue growth and position us for long-term success. Closing the Exchange will significantly simplify our business, narrow our focus, free up resources, and allow us to operate as a more efficient organization with capacity to aggressively go after market segments that offer the most potential.”

“The recent extreme market volatility and declining trading volumes have added to the headwinds being felt by exchange operators. We take a realistic view that our exchange will not move the needle for us financially over the near-to-medium term. We don’t see value in continuing to bear the costs of operating an exchange during what may be a prolonged market downturn. We have conviction that proactively exiting the crowded exchange space is the right decision to deliver shareholder value.”

“Our Asset Management and Custody business, Digivault, have already made solid progress with the additional resources that we have allocated to them recently, and we are bullish about their prospects as we become an organization focused on these high-potential business areas”.

EQONEX Chairman Chi-Won Yoon said, “Nimble and resilient companies can adapt and evolve to navigate market conditions and exploit opportunities. We are now firmly committed to the areas where we have the expertise and experience to serve a growing customer segment, and where we can ultimately deliver the most investor value.”

“Digital asset custody and asset management businesses have high barriers to entry given their unique security, technology and regulatory specifications. We have already laid solid foundations for our businesses to thrive, and with increased focus and resources, we are well positioned to harness our competitive advantages and capitalize on market opportunities.”

EQONEX’s principal place of business will move from Hong Kong to the United Kingdom given Asset Management and Custody operations are predominantly UK-based, together with the majority of the Executive Management team.

Timeline for Exchange customers:

EQONEX aims to provide customers with sufficient time to trade out of existing derivative positions and withdraw assets from the exchange before it ceases operations.

•	The Exchange will close for trading at 08.00 AM UTC on 22 August 2022. Clients should aim to close out their derivative trading positions during this seven-day window.
•	Customer will then have between 15 August and 4.00PM UTC 14 September (30 days from this announcement) to withdraw their assets into another wallet.
•	The EQO token, being an exchange-only token that cannot be withdrawn, will cease trading with immediate effect. We will communicate with holders directly regarding their EQO balance.
•	More detailed customer information is available at www.eqonex.com

EQONEX Media contact:

Press Contact:

Kristen Kaus

kristen.kaus@eqonex.com

Ph: +39 351 6267025

Investor Relations:

Christian Arnell

ir@eqonex.com

About EQONEX

EQONEX Limited (NASDAQ: EQOS) is a technology driven digital assets financial services group that provides institutional grade infrastructure and a full suite of trading, custody and asset management solutions to clients. The Group’s digital assets ecosystem has been designed to accommodate the needs of institutions and individuals with the same degree of regulatory oversight and security they are accustomed to in traditional financial markets. EQONEX’s ecosystem primarily encompasses Digivault, a FCA- registered custodian, Asset Management which encompasses investment products, and Bletchley Park, a fund of crypto-hedge funds, and Brokerage which includes Structured Products, OTC and lending services.

For more information visit: https://group.eqonex.com/

Follow EQONEX on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

Forward-Looking Information

Any forward-looking statements in this press release are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting EQONEX. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of EQONEX to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: August 15, 2022	By:	/s/ Daniel Ling
	Name:	Daniel Ling
	Title:	Chief Financial Officer